Exhibit 99.1

MediWound Announces Extraordinary
General Meeting of Shareholders

YAVNE, ISRAEL, May 5, 2014—MediWound Ltd. (NASDAQ: MDWD) (the “Company”), today announced that it will hold an Extraordinary General Meeting of Shareholders on Thursday, June 12, 2014. The record date for shareholders entitled to vote at the meeting is Monday, May 12, 2014.

The Meeting is being called for the following purposes:

(1)	to elect Ms. Sarit Firon as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999 (the “Companies Law”);

(2)	to elect Dr. Abraham Havron as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law; and

(3)
to cancel NIS 7,554.92 of the Company's authorized share capital, comprising 755,492 dormant Ordinary Shares that were previously repurchased and are currently held by the Company as treasury shares and amend the Company’s Amended and Restated Articles of Association accordingly.

Approval of each of the above proposals requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposal, and is furthermore subject to satisfaction of one of the following, additional voting requirements:

●
the majority voted in favor of each proposal must include a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of each proposal that are voted at the meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against each proposal must not exceed 2% of the aggregate voting rights in the Company.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitute a quorum for purposes of the meeting. In the absence of the requisite quorum of shareholders at the meeting, the meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company’s amended and restated articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Additional Information and Where to Find It

In connection with the meeting, the Company will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposal to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on that proposal. the Company will also be furnishing copies of the proxy statement and proxy card to the U.S. Securities and Exchange Commission (SEC), in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on the Company’s  website at www.mediwound.com.

About MediWound Ltd.

MediWound is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, as well as chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns and has been launched in Europe. NexoBrid represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues. For more information, please visit www.mediwound.com.

For more information, visit www.mediwound.com.

Contacts:
Sharon Malka	Anne Marie Fields
Chief Financial & Operation Officer	Senior Vice President
MediWound Ltd.	LHA
ir@mediwound.co.il	212-838-3777
afields@lhai.com